Contact

www.linkedin.com/in/avishbhama (LinkedIn)

Top Skills

Entrepreneurship

Avish Bhama

CEO, Klinic

Plano

Summary

Have built companies in crypto, workflow automation, and now digital health. Lucky to have worked with some of the best people in each of those domains. My experiences give me a lot of empathy for founders going through the entrepreneurial journey, which to me is a journey of service, problem solving, and belief systems.

After helping a friend go through treatment and dealing with the pains of navigating the healthcare system, I'm now tackling problems in health with our "digital health as a service" platform, Klinic. We launched the first version of Klinic with a telehealth platform to help patients get access to care for addiction treatment, and we ended up pouring a significant amount of resources into building out our tech-stack entirely from scratch to automate the clinical processes that providers get burdened with while running practices. Every provider struggles with this as they start new practices, and 15,000 clinicians will launch a new practice this year in the U.S. alone, joining the 1 million independent practitioners who operate private practices.

We're now building the newest version of Klinic — a platform empowering independent practitioners to launch practices and deliver care at record speed with automations for end-to-end clinical workflows. By "digitizing" mental health practices at our onset, we help serve the 1 billion people struggling with addiction, psychiatric and mental illnesses by connecting them with holistic, integrated care from the best practitioners in the world.

Experience

Klinic

CEO

2021 - Present (1 year)

Remote

Klinic empowers Independent Practitioners to build medical practices by creating a Shopify-like experience to launch, market, and deliver treatment.

Startups
Investor/Advisor
2013 - Present (9 years)
Global

Helper of startups.. mostly regulated, SaaS based marketplace companies:

- Ripio - largest bitcoin & crypto exchange in LATAM.
- 4DX Ventures (LP) - venture firm focused on Africa.
- Paradigm - OTC trading automation for bitcoin.
- April - video-first marketplace for real estate listings.
- Utoppia - global, borderless banking as a service.
- Taco Labs - an NFT toolkit for marketers.

Carta
Product
2020 - 2021 (1 year)
New York, New York, United States

We built automation for seed financings, helping founders to generate and track SAFEs, streamline communication, and automate cap table updates.

Sonia
CEO
2017 - 2020 (3 years)
New York, New York, United States

We built a workflow automation platform, analyzing calls and routing follow-up tasks for sales reps, financial advisors and insurance brokers; raised VC from RRE, Tribe, Henry Ward and others - acqui-hired by Carta.

Vaurum Labs
CEO
2011 - 2017 (6 years)
Palo Alto, California, United States

We built an institutional bitcoin exchange and smart-contract based swaps platform, growing to 75,000 BTC in AUM; raised VC from Battery Ventures, RRE, Tim Draper and others - spun off to Xapo.

Capital Markets
Trader/Analyst

2007 - 2011 (4 years)
New York / Chicago / Cupertino

Started my career as an analyst and trader covering equities, fixed income, and FX:

- Apple - FX Analyst, foreign exchange group of global treasury
- TransMarket Group - Trader, interest rate derivatives and algo desk
- Nantucket Capital Management - Analyst at Hedge Fund of Funds
- Merrill Lynch - Summer Analyst

Education

Michigan State University

Bachelor of Arts (B.A.), Economics, Poker · (2004 - 2008)